U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Wicker                           Damion                         E
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   (Last)                           (First)             (Middle)
c/o Chase Capital Partners
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                         New York               10020
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

Praecis Pharmaceuticals, Inc. ("PRCS")

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year


October 2000
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                            10/24/00       S               130,000    D     $28.12     6,766,504     I         (FN 1)
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Common Stock                            10/25/00       S                80,000    D     $28.00     6,766,504     I         (FN 1)
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Common Stock                            10/26/00       S                 2,500    D     $28.00     6,766,504     I         (FN 1)
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Common Stock                            10/27/00       S               192,500    D     $28.58     6,766,504     I         (FN 1)
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Common Stock                            10/30/00       S                91,500    D     $28.70     6,766,504     I         (FN 1)
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Common Stock                            10/31/00       S                76,000    D     $28.15     6,766,504     I         (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                      9.            Owner-
                                                                                                      Number        ship
                                                                                                      of            Form
              2.                                                                                      Deriv-        of
              Conver-                    5.                              7.                           ative         Deriv-  11.
              sion                       Number of                       Title and Amount             Secur-        ative   Nature
              or                         Derivative     6.               of Underlying      8.        ities         Secur-  of
              Exer-             4.       Securities     Date             Securities         Price     Bene-         ity:    In-
              cise     3.       Trans-   Acquired (A)   Exercisable and  Instr. 3 and 4)    of        ficially      Direct  direct
              Price    Trans-   action   or Disposed    Expiration Date  ----------------   Deriv-    Owned         (D) or  Bene-
1.            of       action   Code     of(D)          (Month/Day/Year)         Amount     ative     at End        In-     ficial
Title of      Deriv-   Date     (Instr.  (Instr. 3,     ----------------         or         Secur-    of            direct  Owner-
Derivative    ative   (Month/    8)       4 and 5)      Date     Expira-         Number     ity       Month         (I)     ship
Security      Secur-   Day/     ------   ------------   Exer-    tion            of         (Instr.  (Instr.        (Instr. (Instr.
(Instr. 3)    ity      Year)    Code V   (A)  (D)        cisable  Date    Title  Shares      5)         4)           4)       4)
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

Options        $7.00
                Per                                                        Common
                Share   N/A     N/A       N/A  N/A        (FN 2)  1/11/00  Stock     9,166      N/A     9,166         D
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
Explanation of Responses:


(1) The amounts shown represent the beneficial ownership of the Issuer's equity securities by Chase Venture Capital Associates, LLC, ("CVCA, LLC"), a portion of which may be deemed attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners ("CCP"), which is (i) the sole shareholder of the managing member of CVCA, LLC and (ii) the manager, by delegation, of CVCA, LLC. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables including CCP's and CVCA, LLC's internal rate of return and vesting.

(2) The options originally had a term of ten years from the date of the grant and vested and became exercisable in equal monthly installments over a three-year period so long as Dr. Wicker continued to be a member of the Board of Directors of the Issuer. As of October 13, 2000, Dr. Wicker ceased to be a director of the Issuer. Options with respect to 9,166 shares had vested as of that date; these options remain exercisable until the 90th day from the date of his resignation.




/s/ Damion E. Wicker                                            11/9/00
---------------------------------------------            -----------------------
 Damion E. Wicker                                               Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.